                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 22)*



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                              STEVEN A. HOBBS, ESQ.
                            BONNIE A. BARSAMIAN, ESQ.
                               ROGERS & WELLS, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000



                                 APRIL 27, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|



                         (Continued on following pages)

---------------------------------
CUSIP No. 422317 10 7                                    13D
---------------------------------
============ =======================================================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        HEARST BROADCASTING, INC.
============ =======================================================================================================
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                            (a)|_|
                                                                                                            (b)|_|
============ =======================================================================================================
    3.
             SEC USE ONLY


============ =======================================================================================================
    4.
             SOURCE OF FUNDS
                                        WC
============ =======================================================================================================
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                               |_|
============ =======================================================================================================
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
========================= ======= ==================================================================================
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ======= ==================================================================================
                            8.
                                  SHARED VOTING POWER
                                           48,544,254
                          ======= ==================================================================================
                            9.
                                  SOLE DISPOSITIVE POWER

                          ======= ==================================================================================
                           10.
                                  SHARED DISPOSITIVE POWER
                                           48,544,254
============ =======================================================================================================
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        48,544,254
============ =======================================================================================================
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                               |_|
============ =======================================================================================================
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               54.45 %
============ =======================================================================================================
    14.
             TYPE OF REPORTING PERSON
                                        CO
============ =======================================================================================================

---------------------------------
CUSIP No. 422317 10 7                                    13D
---------------------------------
============ =======================================================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        THE HEARST CORPORATION
============ =======================================================================================================
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                            (a)|_|
                                                                                                            (b)|_|
============ =======================================================================================================
    3.
             SEC USE ONLY


============ =======================================================================================================
    4.
             SOURCE OF FUNDS
                                        WC
============ =======================================================================================================
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                               |_|
============ =======================================================================================================
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        DELAWARE
========================= ======= ==================================================================================
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ======= ==================================================================================
                            8.
                                  SHARED VOTING POWER
                                           48,544,254
                          ======= ==================================================================================
                            9.
                                  SOLE DISPOSITIVE POWER

                          ======= ==================================================================================
                           10.
                                  SHARED DISPOSITIVE POWER
                                           48,544,254
============ =======================================================================================================
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        48,544,254
============ =======================================================================================================
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                               |_|
============ =======================================================================================================
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               54.45%
============ =======================================================================================================
    14.
             TYPE OF REPORTING PERSON
                                        CO
============ =======================================================================================================

---------------------------------
CUSIP No. 422317 10 7                                    13D
---------------------------------
============ =======================================================================================================
    1.
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        THE HEARST FAMILY TRUST
============ =======================================================================================================
    2.
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                            (a)|_|
                                                                                                            (b)|_|
============ =======================================================================================================
    3.
             SEC USE ONLY


============ =======================================================================================================
    4.
             SOURCE OF FUNDS
                                        WC
============ =======================================================================================================
    5.
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                               |_|
============ =======================================================================================================
    6.
             CITIZENSHIP OR PLACE OF ORGANIZATION

                                        CALIFORNIA
========================= ======= ==================================================================================
                            7.
       NUMBER OF                  SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ======= ==================================================================================
                            8.
                                  SHARED VOTING POWER
                                           48,544,254
                          ======= ==================================================================================
                            9.
                                  SOLE DISPOSITIVE POWER

                          ======= ==================================================================================
                           10.
                                  SHARED DISPOSITIVE POWER
                                           48,544,254
============ =======================================================================================================
    11.
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        48,544,254
============ =======================================================================================================
    12.
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                               |_|
============ =======================================================================================================
    13.
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               54.45%
============ =======================================================================================================
    14.
             TYPE OF REPORTING PERSON
                                        OO (Testamentary Trust)
============ =======================================================================================================

                                  SCHEDULE 13D


         This Amendment No. 22, which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst and Hearst Broadcasting, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $10,922,645.00. Hearst Broadcasting used its working capital to make such purchases.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Hearst Broadcasting purchased the additional Securities reported in
Item 5(c) of this Statement in order to increase its equity interest in the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of April 28, 1999, the Reporting Persons owned 7,222,406 shares of Series A Common Stock of the Issuer and 41,298,648 shares of Series B Common Stock of the Issuer (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 48,544,254 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 54.45% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of the date hereof, provided to the Reporting Persons by the Issuer.

         (c) Daily purchases of Series A Common Stock of the Issuer by the Reporting Persons prior to the date of Amendment No. 21 to the Statement were reported using the average price per share. Since filing Amendment No. 21 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open market transactions:

                   DATE           # OF SHARES        PRICE PER SHARE              COST
                   ----           -----------        ---------------              ----
                  04/13/99            1,500              $22.9375               $34,466.25
                  04/13/99           35,400               23.0000               815,616.00
                  04/13/99           25,000               23.1250               579,125.00
                  04/13/99           40,300               22.7500               918,437.00
                  04/13/99           64,600               22.8125             1,476,271.50
                  04/13/99           20,000               22.8750               458,300.00
                  04/15/99            8,000               23.0000               184,320.00
                  04/15/99              500               22.9375                11,488.75
                  04/15/99           10,000               22.8750               229,150.00
                  04/19/99            3,500               23.1250                81,077.50
                  04/19/99            1,000               23.2500                23,290.00
                  04/19/99              500               23.7500                11,895.00
                  04/19/99           15,600               24.0000               375,024.00
                  04/20/99           57,300               25.0000             1,434,792.00
                  04/20/99           16,600               24.8750               413,589.00
                  04/20/99              500               24.8125                12,426.25
                  04/21/99           15,800               25.0000               395,632.00
                  04/22/99            6,400               25.0000               160,256.00
                  04/23/99           53,500               25.0000             1,339,640.00
                  04/26/99            2,600               24.6250                64,129.00
                  04/26/99            9,500               24.7500               235,505.00
                  04/26/99            4,900               24.8125               121,777.25
                  04/26/99            2,500               24.8750                62,287.50
                  04/27/99           10,000               24.5000               245,400.00
                  04/27/99           27,500               24.6250               678,287.50

                   DATE           # OF SHARES        PRICE PER SHARE              COST
                   ----           -----------        ---------------              ----

                  04/27/99            6,100               24.7500               151,219.00
                  04/28/99            1,000               24.6250                24,665.00
                  04/28/99            2,500               24.6875                61,818.75
                  04/28/99              900               24.7500                22,311.00
                  04/28/99              500               24.9375                12,488.75
                  04/28/99            1,500               25.0000                37,560.00
                  04/29/99           10,000               25.0000               250,400.00
                                    -------                                   --------------
                     TOTAL          455,500                                   $10,922,645.00
                                    =======                                   ==============

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May 3, 1999



                                             HEARST BROADCASTING, INC.


                                             By:   /s/ Jodie W. King
                                                   Name:   Jodie W. King
                                                   Title:  Vice President

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May 3, 1999



                                             THE HEARST CORPORATION


                                             By:   /s/ Jodie W. King
                                                   Name:   Jodie W. King
                                                   Title:  Vice President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May 3, 1999



                                             THE HEARST FAMILY TRUST


                                             By:   /s/ Mark F. Miller
                                                   Name:  Mark F. Miller
                                                   Title: Trustee